

Som Ray · 2nd

Disrupting e-bikes | Building CLIP, plug &play e-bike tech for all bicycles. ⚡🚲

Talks about #ebikes, #hardware, #mobility, #innovation, and #climateaction

Brooklyn, New York, United States · Contact info

2,084 followers · 500+ connections

4 mutual connections: Christine Outram, Andrew Ryan, and 2 others

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CLIP

Massachusetts Institute of Technology

Featured

Post

Today's an exciting day! CLIP is featured on Fast Company...



FAST COMPANY
INNOVATION B
DESIGN AWARD
2020 HONOREE

62 · 7 comments

Link



designed the next best
ng for your
rsonal mobility

We designed the next best thing for your personal...

YouTube

Quick UX of how CLIP works.

Link



How does CLIP feel?

How does CLIP feel?

YouTube

Beta tester reactions!

Activity

2,084 followers

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Som Ray posted this · 2w

Ending the week with these magical smiles that CLIP brings to our demos. #demos #bicyclelife #techforgood #climateaction ...show more

60 · 2 comments · 1 share

Som Ray posted this · 1mo

A big shoutout to FuzeHub for the manufacturing grant that helped us build, test and green-light the final version of the shipped product especially during a very challenging time for supply-chain and manuf ...show more



Faces of Manufacturing: CLIP

fuzehub.com · 4 min read

53 · 1 comment

Som Ray posted this · 2mo

100 units shipped!

Not a very large number in the longer view of things to come but a meaningful milestone for us nevertheless. We pulled through the pandemic, set up manufacturing and shipped a nov ...show more

173 · 40 comments · 2 shares

Som Ray posted this · 2mo



The absolute best part of demo-ing CLIP ⚡ - these amazing reactions! #biketowork #bikelife #demoday #clipbike ...show more

46 · 2 comments

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About

Ray is driven by a passion to imagine and build new and joyful ways to interface with the world.
Ray's background is in Design+Computation and Architectural Design from MIT, MediaLab and Columbia University.
Top innovator under 35 - TR35 awardee in 2012 from MIT TechReview for a low-cost mobility solution ...see more

Experience

CEO & Founder

CLIP · Full-time

Mar 2018 - Present · 4 yrs 6 mos

Greater New York City Area

CLIP is a clean-mobility startup.

We're building plug & play electric propulsion devices for all bicycles as an IOT platform for lc ...see more

Creative Director
Midnight Commercial
Nov 2016 - Feb 2018 · 1 yr 4 mos
Greater New York City Area

Midnight Commercial is a Brooklyn-based innovation consultancy founded by MIT Media Lab graduates. We work with C-suite leaders and global design teams to invent products and experiences th ...see more




Co Founder
TIMESCAPE
Aug 2012 - Feb 2018 · 5 yrs 7 mos

Timescape is a map-based interactive storytelling platform.
...see more



Founder | Director
The dplay lab
May 2012 - Feb 2018 · 5 yrs 10 mos

the dplay lab, a collaborative design enterprise is an intellectual toolbox ; enabling the invention and production of cultural and high performance techno-rational artifacts across domains of arch ...see more

MIT - MediaLab - Smart Cities
2 yrs 2 mos
Greater Boston Area

Design & Research
Aug 2007 - Sep 2009 · 2 yrs 2 mos

Design & Research
Aug 2007 - Jun 2008 · 11 mos

Show all 9 experiences →

Education

Massachusetts Institute of Technology
MSc, Design and Computation
2007 - 2009

Columbia University in the City of New York
MSc, Architecture
2005 - 2007

Sushant school of Art and Architecture
B.Arch, Architecture
1995 - 2001

Show all 5 education →

Skills

Design Research
Endorsed by Mitchell Joachim and 1 other who is highly skilled at this
Endorsed by 6 colleagues at Massachusetts Institute of Technology
33 endorsements

Architectural Design
Endorsed by Onur Yüce Gün, PhD who is highly skilled at this
Endorsed by 3 colleagues at Massachusetts Institute of Technology
29 endorsements

Urban Design
Endorsed by Rahul Nargas and 1 other who is highly skilled at this
Endorsed by 2 colleagues at Massachusetts Institute of Technology
26 endorsements

Show all 12 skills →

Recommendations

Received   Given

Sonalee Tomar · 3rd
Design Thinking • Digital Strategy
July 6, 2020, Sonalee was Som's client

Som's brainchild TimeScape perfectly augmented "Light for Lima", an intercontinental vigil by climate action group Our Voices, urging people to light a symbolic candle for the environment, leading up to the UNFCCC COP in Lima, Peru. Som and his team's clear direction and timely execution helped us map campaign impressions across five continents, taking storytelling and engagement to a new le ...see more

Dan Sturges in · 3rd
Vehicle + Transportation Systems Designer
April 12, 2018, Dan and Som studied together

Somnath is a leading mobility *mind, with deep design education / experience at MIT Media Lab. He is very very smart, and understands the future of urban mobility better than anyone. His ideas leverage ICT, and are always beautiful + sensible solutions. He's well poised to do great in the years ahead, as we reinvent mobility on this planet

Publications

https://medium.com/@timescaping/a-new-paradigm-for-visualizing-stories-across-geography-and-time-702752ce4ec2

Projects

The John P. McNulty Prize Global Impact Map
Jun 2014 - Present

Associated with TIMESCAPE

Show project

Curated over 90 engaging descriptions for each of the winners, laureates, and applicants of the McNulty Prize.

Other creators



Honors & awards

Top Innovator under 35 - TR35 by the MIT Technology Review
Issued by MIT Technology Review · Mar 2012

Associated with The dplay lab

https://www.technologyreview.in/tr35/profile.aspx?trid=1254

Winner | Architectural Design
Issued by eVOLO International Skyscraper Competetion · Apr 2007

http://www.evolo.us/competition/para-city/

Languages

Bengali
Limited working proficiency

English
Native or bilingual proficiency

Hindi
Full professional proficiency

Interests

Influencers Companies Groups Schools



James Caan CBE · 3rd
Serial Entrepreneur. Building and Selling businesses for 25+ years. Recruitment Expert.
3,432,902 followers



Reid Hoffman · 2nd
Entrepreneur. Product and Business Strategist. Investor. Podcaster.
2,648,026 followers

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